August 21, 2012

Theresa Messinese

Securities and Exchange Commission

Washington, DC

Dear Ms. Messinese,

RE:

Play LA Inc.

Form 20-F for Fiscal Year ended December 31, 2011

Filed April 4, 2012

File No. 00-52311

This is to confirm that we have been granted for an extension to September 30, 2012 to respond to your comments dated August 16, 2012.

Sincerely,

Play LA Inc.

/s/ David Hallonquist

David Hallonquist, Director

Chief Executive Officer